SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 24)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Landon T. Clay

Thomas M. Clay

Brian James

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,777 shares of Common Stock
	8	SHARED VOTING POWER 26,699,258 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 30,777 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 26,699,258 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 26,732,386 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Based on 111,048,680 shares of Golden Queen Mining Co. Ltd. (the “Company”) outstanding as of July 25, 2016, as reported in the Company’s public filings.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,913,650 shares of Common Stock
	8	SHARED VOTING POWER 25,354,989 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,913,650 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 25,354,989 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 27,268,639 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

2 Based on 111,048,680 shares of the Company outstanding as of July 25, 2016, as reported in the Company’s public filings.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSON Brian James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 9,651,519 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 9,651,519 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,651,519 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%[3]
14	TYPE OF REPORTING PERSON (See Instructions) IN

3 Based on 111,048,680 shares of the Company outstanding as of July 25, 2016, as reported in the Company’s public filings.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,967,000 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 5,967,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,967,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%[4]
14	TYPE OF REPORTING PERSON (See Instructions) OO

4 Based on 111,048,680 shares of the Company outstanding as of July 25, 2016, as reported in the Company’s public filings.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,047,739 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 17,047,739 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 17,047,739 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%[5]
14	TYPE OF REPORTING PERSON (See Instructions) OO

5 Based on 111,048,680 shares of the Company outstanding as of July 25, 2016, as reported in the Company’s public filings.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 11 Pages

This Amendment No. 24 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Landon T. Clay and Thomas M. Clay, as amended by a Schedule 13D/A filed on April 16, 2010, as amended by a Schedule 13D/A filed on June 16, 2010, as amended by a Schedule 13D/A filed on February 10, 2011, as amended by a Schedule 13D/A filed on April 12, 2011, as amended by a Schedule 13D/A filed on October 14, 2011, as amended by a Schedule 13D/A filed on February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012 by Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2006 (the “LTC 2009 Trust”), as amended by a Schedule 13D/A filed on July 16, 2012, as amended by a Schedule 13D/A filed on October 26, 2012, as amended by a Schedule 13D/A filed on February 21, 2013, as amended by a Schedule 13D/A filed on March 27, 2013, as amended by a Schedule 13D/A filed on May 2, 2013, as amended by a Schedule 13D/A filed on July 30, 2013, as amended by a Schedule 13D/A filed on July 31, 2013, as amended by a Schedule 13D/A filed on December 10, 2013, as amended by Schedule 13D/A filed on March 26, 2014, as amended by a Schedule 13D/A filed on June 18, 2014, as amended by a Schedule 13D/A filed on July 25, 2014, as amended by a Schedule 13D/A filed on January 15, 2015, as amended by a Schedule 13D/A filed on August 13, 2015, as amended by Schedule 13D/A filed on December 31, 2015 by Landon T. Clay, Thomas M. Clay, the LTC 2009 Trust and Brian James, and as amended by Schedule 13D/A filed on January 27, 2016 by Landon T. Clay, Thomas M. Clay, the LTC 2009 Trust, Brian James and the Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016 (the “2016-2 GRAT” and, collectively with Landon T. Clay, Thomas M. Clay, the LTC 2009 Trust and Brian James, the “Reporting Persons”) (as amended, the “Schedule 13D”). This Amendment is being filed to reflect changes in beneficial ownership of the Reporting Persons that have occurred as a result of the issuance by Golden Queen Mining Co. Ltd., a corporation organized under the laws of British Columbia, Canada (the “Company” or “Golden Queen”), of additional common shares of the Company in July 2016.

Item 1. Security and Issuer.

This Amendment relates to the common stock of Golden Queen (the “Common Stock”). The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

There have been no material changes to the information previously reported under Item 2 in the Schedule 13D with respect to the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

There have been no material changes to the information previously reported under Item 3 in the Schedule 13D with respect to the Reporting Persons.

Item 4. Purpose of Transaction.

There have been no material changes to the information previously reported under Item 4 in the Schedule 13D with respect to the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 11 Pages

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a)           According to information provided by the Company, 111,048,680 shares of Common Stock were outstanding as of July 25, 2016.

Landon T. Clay is the father of Thomas M. Clay.

Landon T. Clay may be deemed to own beneficially an aggregate of 26,732,386 shares of Common Stock, which constitute 22.5% of such class of securities. This total includes (i) 26,114 shares of Common Stock held by LTC Corporation, (ii) 4,663 shares of Common Stock held in an individual retirement account, (iii) 807,250 shares of Common Stock held by Arctic Coast, (iv) 2,351 shares of Common Stock held by Landon T. Clay’s spouse, Lavinia D. Clay, (v) 1,344,269 shares of Common Stock held by the Monadnock Trust, (vi) 17,047,739 shares of Common Stock held by the 2016-2 GRAT, (vii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (viii) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust. Each of Landon Clay’s four sons, including Thomas M. Clay, has a remainder beneficial interest in the Monadnock Trust. East Hill Management Company, LLC, of which Landon T. Clay is a principal, provides investment advisory services to the Monadnock Trust. Landon T. Clay disclaims beneficial ownership of the shares of Common Stock held by his spouse, Lavinia D. Clay, the shares of Common Stock held by Arctic Coast, and the shares of Common Stock held by the Monadnock Trust.

Thomas M. Clay may be deemed to own beneficially an aggregate of 27,268,639 shares of Common Stock, which constitute 23.0% of such class of securities. This total includes (i) 1,806,400 shares of Common Stock held directly by Thomas. M. Clay, (ii) 807,250 shares of Common Stock held by Arctic Coast, (iii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (iv) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, (v) 107,250 shares of Common Stock issuable upon the exercise of the 2015 Options and (vi) 17,047,739 shares held by the 2016-2 GRAT.

Brian James may be deemed to own beneficially an aggregate of 9,651,519 shares of Common Stock, which constitute 8.1% of such class of securities. This total includes (i) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (ii) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, (iii) 807,250 shares of Common Stock held by Arctic Coast and (iv) 1,344,269 shares of Common Stock held by the Monadnock Trust. Brian James is a trustee of each of the 2009 Trusts and the Monadnock Trust, as well as the trustee of the beneficial owner of Arctic Coast. Brian James disclaims beneficial ownership of the shares of Common Stock held by the 2009 Trusts, Arctic Coast and the Monadnock Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 11 Pages

The LTC 2009 Trust beneficially owns an aggregate of 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust, which constitutes 5.1% of such class of securities.

The 2016-2 GRAT beneficially owns an aggregate of 17,047,739 shares of Common Stock, which constitutes 15.4% of such class of securities.

(b)           Landon T. Clay has sole voting and dispositive power of 30,777 shares of Common Stock. Thomas M. Clay has sole voting and dispositive power of 1,913,650 shares of Common Stock, including 107,250 shares of Common Stock issuable upon the exercise of the Options. Brian James has sole voting and dispositive power of 0 shares of Common Stock. The LTC 2009 Trust has sole voting and dispositive power of 5,967,000 shares of Common Stock. The 2016-2 GRAT has sole voting and dispositive power of 17,047,739 shares of Common Stock. Landon T. Clay may be deemed to share voting and dispositive power over 26,699,258 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, (iii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (iv) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust and (v) 17,047,739 shares of Common Stock held by the 2016-2 GRAT. Thomas M. Clay may be deemed to share voting and dispositive power over 25,354,989 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust, (iii) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust and (iv) 17,047,739 shares of Common Stock held by the 2016-2 GRAT. Brian James may be deemed to share voting and dispositive power over 9,651,519 shares of Common Stock which consist of (i) 807,250 shares of Common Stock held by Arctic Coast, (ii) 1,344,269 shares of Common Stock held by the Monadnock Trust, (iii) 1,533,000 shares of Common Stock issuable upon the exercise of warrants held by the CF 2009 Trust and (iv) 5,967,000 shares of Common Stock issuable upon the exercise of warrants held by the LTC 2009 Trust.

(c)           On January 14, 2016, Landon T. Clay transferred 17,047,739 shares of Common Stock to the 2016-2 GRAT for the benefit of himself. Thomas M. Clay is the sole trustee under the 2016-2 GRAT.

(d)           Inapplicable.

(e)           Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There have been no material changes to the information previously reported under Item 6 in the Schedule 13D with respect to the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 10 of 11 Pages

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014.***

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 7	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 8	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 9	Joint Filing Agreement, dated as of December 18, 2015, among Landon T. Clay, Thomas M. Clay, Brian James and the Landon T. Clay 2009 Irrevocable Trust.****

Exhibit 10	Joint Filing Agreement, dated as of January 27, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.*****

__________

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

**Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

***Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

**** Included as an exhibit to the Schedule 13D/A filed on December 18, 2015.

***** Included as an exhibit to the Schedule 13D/A filed on January 27, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2016	LANDON T. CLAY

	By:	/s/ Landon T. Clay
Landon T. Clay

August 4, 2016	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

August 4, 2016	BRIAN JAMES

	By:	/s/ Brian James
Brian James

August 4, 2016	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

August 4, 2016	LANDON T. CLAY 2016-2 ANNUITY TRUST U/A DATED JANUARY 14, 2016

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee